Exhibit 99.1

JA Solar Files Annual Report on Form 20-F

Company Revises Down Fourth Quarter 2012 Selling, General and Administrative Expenses by RMB55.7 Million Due to Waiver of Surcharge

SHANGHAI, China, April 16, 2013 — JA Solar Holdings Co., Ltd., (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2012 with the Securities and Exchange Commission of the United States. The annual report can be accessed on JA Solar’s investor relations website at http://investors.jasolar.com/. JA Solar will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

In addition, the Company also revised its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012, previously released on March 25, 2013. The revision relates to a reduction in selling, general and administrative expenses recorded in the fourth quarter of 2012 of RMB 55.7 million ($8.9 million), as a result of a change in estimate of the Company’s tax liabilities due to a waiver received by the Company from the local tax bureau of Ningjin County, Hebei Province (the “Ningjin Tax Bureau”). Such waiver pertained to certain interest and surcharge (the “Surcharge”) related to an additional income tax expense of RMB 82.6 million ($13.3 million) (the “Additional Tax”), resulting from a capital injection made in 2007 and initially reflected in the Company’s unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Shortly after the announcement of its unaudited fourth quarter and fiscal year 2012 financial results, the Company received approval from the Ningjin Tax Bureau, which waived the Surcharge. The Company has revised its results for the fourth quarter and fiscal year ended December 31, 2012 accordingly.

After the revision, audited selling, general and administrative expenses for the fourth quarter and fiscal year 2012 were RMB 260.4 million (US$41.8 million) and RMB 901.6 million (US$144.7 million), respectively, representing a decrease of 17.6% and 5.8%, respectively, from the previously released unaudited selling, general and administrative expenses.

Also after the revision, audited net loss for the fourth quarter and fiscal year 2012 was RMB 582.1 million (US$93.4 million) and RMB 1.66 billion (US$266.8 million), respectively, representing a decrease from the previously released unaudited net loss of RMB 637.9 million (US$102.4 million) and RMB 1.72 billion (US$275.8 million), respectively.

In connection with receiving the waiver of the Surcharge, the Company paid the Additional Tax to the Ningjin Tax Bureau on March 28, 2013.

The Company’s full revised financial results for the fourth quarter and fiscal year ended December 31, 2012 are included at the end of this press release.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

CONTACT:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333 3810

E-mail: jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2011	Sep. 30, 2012	Dec. 31, 2012	Dec. 31, 2012
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,945,724	1,639,989	1,670,241	268,092
Cost of sales	(1,936,616)	(1,736,605)	(1,747,352)	(280,469)
Gross profit/(loss)	9,108	(96,616)	(77,111)	(12,377)
Selling, general and administrative expenses	(170,084)	(251,202)	(260,358)	(41,790)
Impairment loss for property, plant and equipment	(303,068)	(250,697)	(147,092)	(23,610)
Research and development expenses	(23,550)	(32,737)	(9,362)	(1,503)
Total operating expenses	(496,702)	(534,636)	(416,812)	(66,903)
Loss from operations	(487,594)	(631,252)	(493,923)	(79,280)
Interest expense	(117,492)	(129,308)	(103,427)	(16,601)
Other income	208,915	363,718	20,544	3,298
Loss before income taxes	(396,171)	(396,842)	(576,806)	(92,583)
Income tax (expenses)/benefit	(33,478)	25,441	(5,327)	(855)
Net loss	(429,649)	(371,401)	(582,133)	(93,438)

Net loss per share:
Basic	(2.45)	(1.91)	(3.01)	(0.48)
Diluted	(2.45)	(1.91)	(3.01)	(0.48)

Weighted average number of shares outstanding:
Basic	175,522,534	194,417,359	193,300,847	193,300,847
Diluted	175,522,534	194,417,359	193,300,847	193,300,847

Comprehensive loss
Net loss	(429,649)	(371,401)	(582,133)	(93,438)
Foreign currency translation adjustments, net of tax	2,058	(1,258)	859	138
Cash flow hedging loss, net of tax	(15,201)	0	0	0
Other comprehensive (loss)/income	(13,143)	(1,258)	859	138
Comprehensive loss	(442,792)	(372,659)	(581,274)	(93,300)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2012
	RMB’000	RMB’000	USD’000

Net revenues	10,732,854	6,719,065	1,078,484
Cost of sales	(10,271,521)	(6,773,423)	(1,087,209)
Gross profit/(loss)	461,333	(54,358)	(8,725)
Selling, general and administrative expenses	(509,832)	(901,645)	(144,724)
Impairment loss for property, plant and equipment	(303,068)	(397,789)	(63,849)
Research and development expenses	(68,948)	(86,429)	(13,873)
Total operating expenses	(881,848)	(1,385,863)	(222,446)
Loss from operations	(420,515)	(1,440,221)	(231,171)
Interest expense	(373,710)	(489,346)	(78,545)
Other income	279,950	367,935	59,058
Loss before income taxes	(514,275)	(1,561,632)	(250,658)
Income tax expenses	(57,823)	(100,625)	(16,151)
Loss from continuing operations	(572,098)	(1,662,257)	(266,809)
Income from discontinued operations	7,753	0	0
Net loss	(564,345)	(1,662,257)	(266,809)

Loss per share from continuing operations:
Basic	(3.43)	(8.53)	(1.37)
Diluted	(3.42)	(8.53)	(1.37)

Income per share from discontinued operations:
Basic	0.05	0.00	0.00
Diluted	0.04	0.00	0.00

Net loss per share:
Basic	(3.38)	(8.53)	(1.37)
Diluted	(3.38)	(8.53)	(1.37)

Weighted average number of shares outstanding:
Basic	167,101,076	194,788,429	194,788,429
Diluted	167,101,076	194,788,429	194,788,429

Comprehensive loss
Net loss	(564,345)	(1,662,257)	(266,809)
Foreign currency translation adjustments, net of tax	1,181	218	35
Cash flow hedging gain/(loss), net of tax	9,428	(11,755)	(1,887)
Other comprehensive gain/(loss)	10,609	(11,537)	(1,852)
Comprehensive loss	(553,736)	(1,673,794)	(268,662)

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2011	2012	2012
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,889,092	3,031,462	486,583
Restricted cash	88,632	194,379	31,200
Accounts receivable	1,244,904	1,723,090	276,575
Inventories	730,635	930,137	149,297
Advances to suppliers	435,657	294,653	47,295
Other current assets	1,320,202	976,658	156,764
Total current assets	7,709,122	7,150,379	1,147,714
Property and equipment, net	5,099,208	4,447,469	713,868
Advances to suppliers	1,452,920	1,157,555	185,800
Long-term investment	94,411	50,910	8,172
Deferred issuance cost	67,531	—	—
Other long term assets	312,407	326,153	52,351
Total assets	14,735,599	13,132,466	2,107,905
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	529,906	972,730	156,134
Accounts payable	725,093	1,313,535	210,837
Advances from customers	320,277	76,875	12,339
Current portion of long term bank borrowings	885,000	1,850,500	297,026
Convertible Bond	—	708,548	113,730
Accrued and other liabilities	865,012	966,351	155,110
Total current liabilities	3,325,288	5,888,539	945,176
Convertible Bond	1,238,485	—	—
Long-term borrowings	3,461,916	2,088,139	335,169
Other long term liabilities	161,241	262,964	42,209
Total liabilities	8,186,930	8,239,642	1,322,554
Commitment and Contingencies
Shareholders’ equity	6,548,669	4,892,824	785,351
Total liabilities and shareholders’ equity	14,735,599	13,132,466	2,107,905